(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LEARNING TREE INTERNATIONAL, INC.
Full Name of Registrant

Former Name if Applicable

1805 Library Street
Address of Principal Executive Office (Street and Number)

Reston, VA 20190
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Learning Tree International, Inc. (“Learning Tree”) requires additional time to prepare and file its Quarterly Report on Form 10-Q for its second quarter ended March 30, 2007. On April 30, 2007, Learning Tree filed its annual report on form 10-K for its fiscal year ended September 29, 2006. Learning Tree has not yet filed its quarterly report on Form 10-Q for its first quarter ended on December 29, 2006. Therefore, it is not able to complete the quarterly report on Form 10-Q for its second quarter ended March 30, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nicholas R. Schacht	(703)	925-7744
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Form 10-Q for the first quarter ending December 29, 2006 has not been filed

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above. We currently anticipate revenues for our first quarter of fiscal year 2007 will be approximately $42.5 to $43.0 million, compared to $39.8 million in the first quarter of fiscal year 2006. We expect that gross profit as a percentage of revenues for our first quarter of fiscal year 2007 will be between 56.5% and 57%, compared to 52.4% in our first quarter of fiscal year 2006. This improvement reflects a number of actions we took in recent quarters that we expect will result in modest increases in revenue-per-participant and modestly increased participants-per-event during our first quarter of fiscal year 2007, both of which contribute to increased gross profit margins. We have continued to adjust our future course scheduling with the intent of achieving further increases in our gross profit margins in our second and third quarters of fiscal year 2007. There is some risk that these actions might have an adverse effect on our revenues but we anticipate any such effect to be minimal. We also expect that our future gross profit percentages will continue to reflect the normal patterns which we have experienced in prior years. However, these numbers are preliminary and internal and external reviews have not been completed.

LEARNING TREE INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 9, 2007	By:	/s/ Nicholas R. Schacht
	Name:	Nicholas R. Schacht
	Title	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).